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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           -------------------------
                                  SCHEDULE TO
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                               (Amendment No. 5)


                           -------------------------

                            FORT JAMES CORPORATION
                      (Name of Subject Company (Issuer))


                           -------------------------

                           FENRES ACQUISITION CORP.
                          GEORGIA-PACIFIC CORPORATION
                                   (Offeror)
   (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    Common Stock, Par Value $0.10 Per Share
                          Including Associated Rights
                        (Title of Class of Securities)

                                  347471 10 4
                     (CUSIP Number of Class of Securities)

                             James F. Kelley, Esq.
                          Georgia-Pacific Corporation
                          133 Peachtree Street, N.E.
                            Atlanta, Georgia 30303
                                (404) 652-4000
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                and Communications on Behalf of filing persons)

                           -------------------------
                                   Copy to:
                          Creighton O'M. Condon, Esq.
                              Shearman & Sterling
                             599 Lexington Avenue
                           New York, New York 10022
                                (212) 848-4000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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     This Amendment No. 5 amends and supplants the Tender Offer Statement on
Schedule TO (this "Schedule TO") filed by Georgia-Pacific Corporation, a Georgia corporation ("Parent"), and Fenres Acquisition Corp., a Virginia corporation ("Purchaser") and a wholly owned subsidiary of Parent, on October 13, 2000, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 to the Tender Offer Statement on Schedule TO filed on November 7, 2000, November 14, 2000 and November 21, 2000 and November 22, 2000, respectively, relating to the offer by Purchaser to exchange for each outstanding share of common stock, par value $.10 per share (together with the associated rights to purchase preferred stock, the "Shares"), of Fort James Corporation, a Virginia corporation (the "Company"), $29.60 net to the seller in cash, without interest thereon, and .2644 shares of Georgia-Pacific Group common stock, par value $.80 per share (the "Parent Group Shares"), upon the terms and subject to the limitations and conditions set forth in the Prospectus dated October 13, 2000 (the "Prospectus") and in the related Letter of Transmittal.

     The information set forth in the Prospectus and the related Letter of Transmittal is incorporated herein by reference with respect to Items 2 through 11 of this Schedule TO.

Item 11.   ADDITIONAL INFORMATION.

     Items 2 through 11 are hereby amended and supplemented by adding thereto the following:

     The Offer terminated at 6 p.m., Eastern Time, on November 22, 2000. In the Offer, 182,938,391.4 Shares were validly tendered and not withdrawn and 14,921,756 Shares were guaranteed for delivery, representing 96.6% of all outstanding Shares. At 6:01 p.m., Eastern Time, on November 22, 2000, Parent and Purchaser accepted for exchange all Shares validly tendered and not withdrawn prior to 6 p.m., Eastern Time, on November 22, 2000.

     On November 27, 2000, pursuant to the Merger Agreement, Purchaser merged with and into the Company, with the Company surviving the merger. At the effective time of the merger, each Share owned by the Company as treasury stock or owned by Purchaser was canceled and retired, and every other outstanding Share was converted into the right to receive the same consideration paid in the offer.

     On November 24, 2000 and on November 27, 2000, Georgia-Pacific issued the press releases filed as Exhibits (a) (14) and (a) (15) hereto. The information set forth in the press releases are incorporated herein by reference.

Item 12.   EXHIBITS.

     Item 12 is hereby amended and supplemented by adding thereto the following:

(a) (14) Text of press release issued by Georgia-Pacific dated November 24, 2000 (filed under Rule 425 under the Securities Act of 1933 by Georgia-Pacific on November 27, 2000).

(a) (15) Text of press release issued by Georgia-Pacific dated November 27, 2000 (filed under Rule 425 under the Securities Act of 1933 by Georgia-Pacific on November 27, 2000).

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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2000

                              FENRES ACQUISITION CORP.

                              By:   /s/ James F. Kelley
                                 -----------------------------------
                                 Name:  James F. Kelley
                                 Title: Vice President and Secretary

                                       2
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     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2000

                              GEORGIA-PACIFIC CORPORATION

                              By:       /s/ James F. Kelley
                                  ---------------------------------
                                  Name:  James F. Kelley
                                  Title: Executive Vice President
                                         and General Counsel

                                       3
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                                 EXHIBIT INDEX

Exhibit
No.
(a) (14) Text of press release issued by Georgia-Pacific dated November 24, 2000 (filed under Rule 425 under the Securities Act of 1933 by Georgia-Pacific on November 27, 2000).
(a) (15) Text of press release issued by Georgia-Pacific dated November 27, 2000 (filed under Rule 425 under the Securities Act of 1933 by Georgia-Pacific on November 27, 2000).

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